Exhibit 99.1

November 12, 2019

Lithium Americas Reports Third Quarter 2019 Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the three months ended September 30, 2019. All amounts are in U.S. dollars unless otherwise indicated.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the nine months ended September 30, 2019, which are available on the Company’s website and SEDAR.

Lithium Americas is also pleased to announce that it has filed the previously announced Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina, with an effective date of August 19, 2019, on SEDAR.

Highlights

Cauchari-Olaroz lithium project (“Cauchari-Olaroz”):

  Construction activities are on schedule to support the start of production by early 2021.

  Overall the project is 25% complete with 42% of construction capital costs committed including 24% spent.

  13 of the 40 production wells are complete with a further seven under execution.

  Earthworks for the ponds is 70% complete with five ponds lined, three more in progress and four filled with brine.

  Erection of a warehouse and a soda ash storage building is well advanced.

  Process plant construction continues on schedule to support mechanical completion by the end of 2020.

  Currently 730 people are working on Cauchari-Olaroz, including 265 employees and 465 contractors.

  In August, Ganfeng Lithium Co. Ltd. completed a $160.0 million investment (“Project Investment”) in Cauchari-Olaroz increasing its interest to 50% from 37.5% and reducing the Company’s interest from 62.5% to 50%.

  Lithium Americas’ 50% share of Cauchari-Olaroz’s construction costs is expected to be fully-funded with $221.0 million still available under the Company’s credit and loan facilities.

  Completed and filed on SEDAR a definitive feasibility study for production capacity of 40,000 tonnes per annum of battery-quality lithium carbonate.

Thacker Pass lithium project (“Thacker Pass”):

  Plan of Operation deemed complete by Bureau of Land Management with major permits for Phase 1 expected to be received by the end of 2020.

  Partnered with Sawtooth Mining LLC, a subsidiary of NACCO Industries, Inc. (NYSE: NC) and The North American Coal Corporation, in a long-term mining contract to provide mine engineering, construction, operation and reclamation services as well as certain mining equipment.

  Produced over 5,000 kg of high-quality lithium sulphate at the process testing facility in Reno, Nevada.

  Engaged third-party vendors to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.

  Commenced a definitive feasibility study with a Phase 1 production capacity of 20,000 tonnes per annum lithium carbonate equivalent which is expected to be complete by mid-2020.

  Entered into a contract with The Industrial Company to complete key aspects of the feasibility study.

  Project permitting and DFS costs are expected to be funded from available cash on hand.

  Exploring financing options, including the possibility of a joint venture partner at Thacker Pass.

Corporate:

  Following the closing of the Project Investment, the Company’s investment in Cauchari-Olaroz is accounted for as a joint operation and the Company now recognizes its share of any assets, liabilities and results of the joint operation rather than equity accounting for the investment.

  As at September 30, 2019, the Company had $108.1 million in cash and cash equivalents, including $73.7 million representing the Company’s 50% share of Cauchari-Olaroz’s cash and cash equivalents and $34.4 million held by Lithium Americas and subsidiaries.

  As at September 30, 2019, the Company has total available credit of $221.0 million.

  The Company has drawn $83.8 million of the $205.0 million senior credit facility available to fund the Company’s share of Cauchari-Olaroz project construction. An additional $100.0 million unsecured, limited recourse, subordinated loan facility, remains undrawn and available for the Company’s general corporate purposes.

  On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company.

Financial Results:

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	2019		2018
	Q3	Q2	Q3
	$	$	$
Total assets	292.1	164.9	108.1
Property, plant and equipment	137.2	6.8	17.5
Working capital	102.8	31.7	28.8
Total liabilities	127.4	89.8	14.6
Expenses	(3.3)	(5.6)	(6.5)
Net income/(loss) for the period	69.0	(6.7)	(7.4)
Basic income/(loss) per common share	0.77	(0.07)	(0.08)

In Q3 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Cauchari-Olaroz’s cash of $73.7 million, property, plant and equipment of $130.6 million and other assets. In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of its joint operation’s borrowings of $28.0 million.

Net income for the three months ended September 30, 2019 was $69.0 million compared to net loss of $7.4 million for the three months ended September 30, 2018. Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74.5 million.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Mr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Cauchari-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is developing the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina through a 50/50 joint operation with Ganfeng Lithium Co. Ltd. In addition, Lithium Americas is advancing the 100% owned Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States. The

Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC,
V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: successful development of the Cauchari-Olaroz and Thacker Pass projects, including timing, anticipated productions, and results thereof, the expected benefits from the Project Investment; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s Joint Operation with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project and for permitting and DFS activities at Thacker Pass; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass project; the results of the orderly wind-up and divestiture of RheoMinerals.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.